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                                                                    Exhibit 7.11
                                                                    ------------
FOR IMMEDIATE RELEASE

             BLACK BEAR REALTY, LTD. TERMINATES CASH TENDER OFFER
                FOR CAPITAL SHARES OF PRUDENTIAL REALTY TRUST

MENTOR, OHIO--July 17, 1995--Black Bear Realty, Ltd. announced that it has terminated its May 17, 1995 tender offer to purchase all outstanding capital shares of beneficial interest, par value $0.01 per share, of Prudential Realty Trust at $0.30 net per share, without purchasing any shares, and entered into a Settlement and Standstill Agreement with Prudential Realty.

Black Bear stated that as of the close of business on July 17, 1995, approximately 3.1 million capital shares of Prudential Realty had been tendered and not withdrawn. All tendered shares will be returned to the respective tendering shareholders.

Richard M. Osborne, a Mentor, Ohio businessman and the sole managing member of Black Bear said, "It was my belief that when I started to purchase Prudential Realty shares that they were undervalued because the Company was facing liquidation. Because two of the three properties it owned were in the still depressed east coast real estate market, I was convinced that shareholder value could best be enhanced by continuing the Company past the proposed liquidation date. After my first meeting with Company representatives, I was encouraged that they too might be receptive to this position, and I hired an investment banker to develop a plan for an infinite life REIT. An excellent plan evolved which I am confident would have served the best interests of the shareholders of the Company."

Mr. Osborne added, "The Trustees, however, believed otherwise. In an effort to replace the Trustees I decided to tender for a minimum of 7.15 million shares, but the shareholders only tendered 3.1 million shares. Because there was not the shareholder support I expected and the Company has now sold two of its three properties, I lost my enthusiasm to proceed. I remain confident that my position would have best served the shareholders' economic interests, but it became fruitless to proceed in light of the Trustees' view that it was compelled to honor the declared goal of the Company at the time of its formation 10 years ago."

Under the terms of the Settlement and Standstill Agreement, dated as of July 17, 1995 by and among the Company, The Prudential Realty Advisors, Inc., the Trustees, Mr. Osborne, Turkey Vulture Fund XIII, Ltd., and Black Bear, the parties agreed, among other matters, to dismiss with prejudice all claims, counterclaims and/or third party claims that were asserted by the parties in all actions pending among the parties. The parties executed mutual releases relating to such claims and others that they may have in the future which concern the facts relating to the pending actions.

In addition, the Settlement Agreement provides that each of Mr. Osborne, the Fund and Black Bear will not, without the prior written consent of the Trustees, acquire any additional voting securities of Prudential Realty and that none of the Osborne Parties or their affiliates will, without the prior written consent of the Trustees, transfer any shares of Prudential Realty except pursuant to certain limitations, including certain volume limitations, pursuant to open market sales effected in accordance with brokers' transactions and the restrictions of Rule 144 under the Securities Act of

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1933.  Each of Mr. Osborne, the Fund and Black Bear also agreed that for a period of generally up to five years, neither they nor their affiliates will, directly or indirectly, take certain specified actions with respect to shares of Prudential Realty or otherwise seek to control, influence in any manner or interfere with the management or the business of Prudential Realty.

Under the Settlement Agreement, Osborne and the Fund withdrew their request that a special meeting of the shareholders of the Company be called and Black Bear agreed not to extend the expiration date of the tender offer beyond the current July 17, 1995 expiration date.

Based on the announced settlement and the desire of the parties to avoid the uncertainties, inconvenience and expense of further litigation, the Company agreed to pay Mr. Osborne, the Fund and Black Bear an aggregate amount of $550,000. Mr. Osborne stated that "The Company's agreement to repay a portion of the expenses I incurred is honorable on its part but unrewarding, since, as a 20% shareholder of the Company, I am repaying myself with 20% of my own money. I only wish I could have convinced the Trustees that my position was in the best interests of the shareholders of the Company."









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